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19007585

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SEC Mail Processing

MAR 2019

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52837

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAROLINAS INVESTMENT CONSULTING, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5605 Carnegie Blvd, Suite 400

(No. and Street)

Charlotte (City) North Carolina (State) 28209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeanne Kelsey or Martha Newsom 704/643-2455

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GreerWalker LLP

(Name – *if individual, state last, first, middle name*)

227 West Trade Street, Ste 1100 (Address) Charlotte (City) North Carolina (State) 28202 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Chris Grogan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAROLINAS INVESTMENT CONSULTING, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Chris Grogan
Signature

Partner
Title

February 28, 2019

Linda M. Christine
Notary Public
Linda M. Christine Comm. Exp. Nov. 27th 2020

LINDA M. CHRISTINE NOTARY PUBLIC MECKLENBURG CO. N.C.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Carolinas Investment Consulting, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Carolinas Investment Consulting, LLC (the "Company"), which is as of December 31, 2018, and the related notes and schedules (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Carolinas Investment Consulting, LLC as of December 31, 2018 in accordance with generally accepted accounting principles in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Carolinas Investment Consulting, LLC. Our responsibility is to express an opinion on the financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Carolinas Investment Consulting, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served Carolinas Investment Consulting, LLC since 2016.

GreerWalker LLP

Certified Public Accountants
February 28, 2019
Greenville, SC

CAROLINAS INVESTMENT CONSULTING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash	$ 94,687
Receivable from broker/dealer	438,035
Secured demand note receivable	115,000
Leasehold improvements, office furniture, vehicle, and equipment, at cost (net of accumulated depreciation of $757,000)	213,947
Other assets	3,172
TOTAL ASSETS	$ 864,841

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 16,557
Commissions payable	335,677
Deferred rent	133,937
Subordinated loans	115,000
Total Liabilities	$ 601,171
Members' Capital	$ 263,670
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 864,841

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Carolinas Investment Consulting, LLC (the "Company"), a limited liability company, was formed in the state of North Carolina on July 3, 2000. The Company is registered as a broker/dealer and an investment advisor with the Securities and Exchange Commission and is also a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities are the sale of securities and the rendering of investment advice.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The company believes it is not exposed to any significant credit risk to cash.

Deferred Rent - The Company records rent expense on the straight-line basis over the term of the lease. The difference between rent expense recorded and amount paid is an adjustment to deferred rent on the statement of financial condition.

Leasehold Improvements, Office Furniture, Vehicle and Equipment - Depreciation of office furniture and equipment is provided using the straight line method over five and seven year periods. Leasehold improvements are being depreciated over a 39 year period. The vehicle is depreciated on a straight line basis over a seven year period.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company has evaluated subsequent events through February 28th, 2019, the date which the financial statement were available to be issued.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Level 1 inputs have been applied to value $438,035 in money market funds included in Receivable from broker/dealer (held at Company's clearing broker/dealer) on the statement of financial condition. No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 - PHANTOM STOCK

The Company has granted certain key employees a percentage of the proceeds in the event of the sale of the Company.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority (FINRA), the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2018, the Company's net capital and required net capital were $159,748 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 304%.

Carolinas Investment Consulting received FINRA approval to decrease our net capital from $50,000 to $5,000, and no longer accept security certificates. The Company believes that such a downgrade in net capital and business activity represents a non-material change in business. The Company has amended its Written Supervisory Procedures to reflect the downgrade in net capital to $5,000 and its inability to receive customer stock certificates. This membership change was effective January 16, 2018.

NOTE 5 - RETIREMENT PLANS

The Company has a discretionary profit-sharing plan. Included in this plan is a provision under IRS Code Section 401(k) whereby participants may contribute to the plan. The Company also may make matching and discretionary profit sharing contributions to the plan. Employees may become eligible for matching and profit sharing contributions after they have completed one year of service and have attained age 21. The Company's expense associated with this plan was $86,435 for the year ended December 31, 2018.

NOTE 6 - LINE OF CREDIT

The Company had a $150,000 bank line of credit which matured in January 2017. This line bore an interest rate consisting of prime (which is published in the money rates section of the Wall Street Journal), plus 0.5%. The balance outstanding at December 31, 2018 was $0. The Company renewed this agreement in February 2019 and it is due on demand.

NOTE 7 - INCOME TAXES

As a limited liability company, the Company has elected to file as an S Corporation for federal income tax purposes. Income taxes are therefore the responsibility of the members of the Company.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. No liabilities for uncertain tax positions were recorded as of December 31, 2018.

NOTE 8 - OFF BALANCE SHEET RISK AND CLEARING AGREEMENT

The Company may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include listed options. These derivative financial instruments are used to meet the needs of customers.

NOTE 8 - OFF BALANCE SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

Since the Company enters into the forgoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

Clearing Agreement - In March 2001, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 8 - OFF BALANCE SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

The initial term of the clearing agreement was three years and is automatically renewed for additional one year terms unless notification of termination by either party occurs. Under terms of the agreement the Company is required to maintain net capital, computed in accordance with SEC Rule 15c3-1, of $75,000 in excess of the minimum amount required and a $50,000 deposit with the Clearing Broker/dealer. Also, included in the agreement are quarterly minimum charges.

NOTE 9 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at December 31, 2018 are listed below. The subordinated lender is a member of the Company.

Liability Pursuant to Secured Demand Note Collateral Agreements	
7%, due 09-30-20	$ 115,000

The subordinated borrowings are covered by an agreement approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

NOTE 10 - MEMBERSHIP INTERESTS

Certain terms pertaining to membership interests are listed below. All other terms, obligations, benefits and restrictions of the Company and its membership interests are contained in the operating agreement. Interested parties should consult the operating agreement in its entirety prior to rendering any decision or taking any action with respect to the Company.

Allocations and distributions - All items of income, expense, gain or loss, as well as all distributions made by the Company, are to be allocated and/or distributed to members pro rata according to each member's proportion of ownership interest in relation to all membership interests.

Option to purchase - Upon the termination of employment, retirement, death or disability of a member, the Company shall have the option to purchase all of the terminating member's interest at an amount and under the terms specified in the operating agreement. In addition, if the Company is prohibited by law from purchasing a terminating member's interest, each member of the Company will have the first right of refusal with respect to all, or a portion of the terminating member's interest, as stated in the operating agreement.

Admission to membership - Written consent of a majority in interest of all the members and acceptance of all the terms and conditions of the operating agreement are required for admission to membership. However, those purchasing membership interests that have not been admitted to membership may receive all allocations and distributions to which members are entitled.

Prohibited transactions - Any transfer or issuance of membership interest that would constitute a second class of stock or otherwise cause a termination of the Company's election to be taxed as an S Corporation is prohibited.

Employee Options - Four employees have options to purchase up to a 5% ownership interest each in the Company, less any ownership interest already purchased by these four employees. The purchase price will be determined at some time in the future.

Option for majority member – The Company has an agreement which states that, upon death of the majority member, the estate of such member will sell such member's ownership interest to the Company for a price of not less than $15,000,000.

NOTE 11 - COMMITMENTS

Lease Commitments - Minimum annual rentals under non-cancellable leases for office space which expires in June 2022 exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ended December 31,	Total
2019	335,160
2020	345,210
2021	355,566
2022	180,402
Total	$ 1,216,338

Office rent expense for the year ended December 31, 2018 was $309,262

NOTE 12 – REVENUE FROM CONTRACTS WITH CUSTOMERS

On January 1, 2018, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") using the modified retrospective method (i.e., applied prospectively effective January 1, 2018 without revising prior periods), which had no impact on the Company's opening retained earnings. Revenue from contracts with customers includes commission income and fees from investment advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms and requires significant judgement in determining whether performance obligations are satisfied at a point in time or over time, and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage commissions - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment advisory fee - The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

The following table presents revenue by major source:

Revenue from contracts with customers	
Commissions	
Brokerage commission	$ 392,391
Asset management fees	
Investment advisory fees	7,891,927
Total revenue from contracts with customers	$ 8,284,318

NOTE 13 – LEASES

In February 2016, the FASB issued ASU No. 2016-02, "Leases" (Topic 842) ("ASU 2016-02"). ASU 2016-02 contains guidance on accounting for leases and requires that most lease assets and liabilities and the associated rights and obligations be recognized on the Company's balance sheet. ASU 2016-02 focuses on lease assets and lease liabilities by lessees classified as operating leases under previous generally accepted accounting principles. ASU 2016-02 will require disclosures regarding the amount, timing and uncertainty of cash flows arising from leases. The standard, which requires the use of a modified retrospective approach, will be effective for interim and annual periods beginning after December 15, 2018. The Company has determined that adopting this standard effective January 1, 2019 would result in a total right-to-use asset of approximately $1,013,204 and total lease liability of approximately $1,147,142. The right-to-use asset and lease liability balances were determined by calculating the total lease payments over the remaining expected lease terms and discounting the total using a weighted average discount rate of 3.25%, which is representative of the incremental borrowing rate of the Company.